Form 51-102F1

Annual Management Discussion and Analysis

For

CanAlaska Ventures Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of CanAlaska Ventures Ltd. (the “Company” or “CanAlaska”) for the period ended January 31, 2006 and should be read in conjunction with the financial statements for the period ended January 31, 2006 and related notes.  The date of this management discussion and analysis is March 28, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company is exploring for high grade uranium deposits in the Athabasca Basin area of Saskatchewan.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Project Overview

In the third quarter ended January 31 the Company continued a very active exploration program in the Athabasca basin of Saskatchewan, looking for uranium mineral deposits.

The Company owns a 100% interest in a large land package, over 2 million acres, both within and on the outskirts of the Athabasca basin, and this past summer had three exploration crews, with up to 40 personnel working from camps in the north and northeast areas and on Lake Athabasca.

Airborne geophysics, coupled with surface mapping and analyses have provided significant targets for further work on each of the project areas worked to date.  In December the Company contracted for drill programs to commence on the West McArthur project, and completed  property options on the Waterbury project and the Key Lake project with third party exploration companies.  Drilling is planned for the Waterbury project and airborne surveys are being carried out on the Key Lake property.

The Company is continuing to review property options and strategic alliances with outside interests, with the view to continuing extensive exploration on its properties in the near term.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska  for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years Ended April 30, (audited)
	2005	2004	2003
Total Revenues	$40,976	$105,050	$142,213
General and administrative expenses	1,841,441	742,922	$444,706
Mineral property costs	1,985,509	171,313	261,805
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,841,441) (0.06)	(742,922) (0.04)	(444,706) (0.03)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,912,218) (0.06)	(712,481) (0.03)	(558,663) (0.04)
Totals Assets	7,071,197	4,510,989	2,461,291
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2006	2005	2005	2005	2005	2004	2004	2004
Total revenues	$15,523	$8,679	$13,533	$20,478	$11,659	$6,726	$2,113	$43,210
Net loss	354,576	433,862	274,725	637,256	971,068	166,503	137,391	359,605
Net loss per share	0.01	0.01	0.01	0.02	0.02	0.01	0.01	0.01
Total assets	12,262,233	10,245,904	7,647,750	7,071,197	7,172,702	4,642,719	4,400,617	4,510,989

Results of Operations

The nine month period ended January 31, 2006 resulted in a net loss of $1,063,163 which compares with a loss of $1,274,962 for the same period in 2005. General and administrative expenses for the period ended January 31, 2006 were $1,100,898 an increase of $318,058 over the same period in 2005. During a prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 May 2003. The fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $161,671 for the period ended January 31, 2006 compared to $132,000 for the period end January 31, 2005.  Travel, food and lodging expense increased by $53,937 and consulting fees increased by $66,694. All other general and administrative costs increased slightly when compared to the previous year as the Company was very active financing and incurring significant funds on exploration expenditures.

Interest income was $37,735, an increase of $17,237 over the same period in 2005 as the Company had significantly higher cash balances.

For the period ended January 31, 2006, the Company incurred mineral property costs of $4,645,227 as compared to $1,369,495 for the same period in 2005. Staking costs in Saskatchewan accounted for $69,183 of this amount. Various geophysical surveys were completed for $755,201 and a further $2,479,659 was incurred on exploration in Saskatchewan.  A drilling program in New Zealand was completed for a total cost of $326,270.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  This increased activity is expected to continue in the current year. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $213,797 for the period ended January 31, 2006, an increase of $11,367 over the same period in 2005.

Liquidity and Capital Resources

As at January 31, 2006, the Company’s working capital, defined as current assets less current liabilities, was $2,257,075 compared with working capital of $2,386,212 at April 30, 2005. Flow-through funds of $1,753,993 must be spent before Dec. 31, 2006 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the period ended January 31, 2006,  16,680,291 shares were issued pursuant to several private placements for gross proceeds of $6,181,428.  A further 1,725,000 warrants were exercised for proceeds of $427,600 and 459,000 options were exercised for proceeds of $94,050.

The Company has short-term investments with a book value of $374,983 and market value of $601,335 as at January 31, 2006. The main investments consist of 1,051,800 shares of Pacific North West Capital Corp. and 343,007 shares of Freegold Ventures Limited. Both these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 61,976,390 shares at January 31, 2006.

Contractual Commitments

A Company controlled by Harry Barr is entitled to receive compensation from the Company through a management agreement dated June 1, 1995. Compensation due under the agreement is currently $8,508 per month plus benefits.  The Officer and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  The current three-year agreement expires in 2007 and the Company may terminate the agreement at any time but will be responsible to pay one year’s compensation.

By agreement dated 15 June 2004 and amended 15 February 2005, the Company agreed to pay a company controlled by the Peter Dasler, the President, consulting fees totaling $75,000 annually.  In addition, the consultant will receive 1,000,000 stock options to exercise at $0.10 per share.  The options vest every three months over a two-year period. See “related party transactions” for details.  No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 5 to the January 31, 2006 financial statements.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets and accounting for stock-based compensation.  The Company’s accounting policies are set out in full in Note 1 of the annual financial statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of its carrying value of its mineral property costs.  Under Canadian GAAP, the Company records its interests in mineral properties at cost.  The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.  General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis.  This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater or less than the carrying value.  If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties.  The Company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Stock-Based Compensation

Another significant estimate relates to accounting for stock-based compensation.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Flow Through Shares

During the year ended April 30, 2005, the Company adopted the new accounting pronouncement relating to flow through shares effective for all flow through agreements after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow through shares whereby the investor can claim the tax deductions arising from the related resources expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Asset Retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is assessing these requirements to ensure it complies with the new standards starting on May 1, 2004.

Financial Instruments and Other Instruments

CanAlaska’s financial instruments consist of cash, accounts receivable, investments, restricted cash – flow-through, accounts payable and amounts due to directors. Unless otherwise noted, it is management’s opinion that CanAlaska  is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at January 31, 2006, there were 61,976,390 outstanding common shares.  During the nine month period, 18,874,291 common shares were issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the below table.

Number outstanding 30 April 2005	Granted	Exercised	Expired / Cancelled	Number outstanding 31 October 2005	Exercise price per share	Expiry date

74,000	-	-	-	74,000	$0.50	18 April 2006
10,000	-	-	-	10,000	$0.50	7 August 2006
16,000	-	-	-	16,000	$0.50	28 August 2006
29,500	-	-	-	29,500	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
150,000	-	-	-	150,000	$0.32	1 May 2005
110,000	-	-	-	110,000	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
671,000	-	(121,000)	-	550,000	$0.25	10 September 2008
1,038,000	-	(238,000)	-	800,000	$0.10	25 June 2008
2,000,000	-	(100,000)	(180,000)	1,720,000	$0.40	5 November 2009
300,000	-	-	(25,000)	275,000	$0.45	29 November 2009
122,000	-	-	(5,000)	117,000	$0.50	23 February 2010
458,000	-	-	(45,000)	413,000	$0.58	7 March 2010
-	75,000	-	-	75,000	$0.40	13 July 2010
-	3,300,000	-	-	3,300,000	$0.45	14 October 2010
5,115,165	3,375,000	(459,000)	(255,000)	7,776,165

Total number of options vested, 3,375,000 at $0.40 to $0.45 with expiry dated as 13 July 2010 to
14 October 2010.

Related Party Transactions

A total of $82,825 was paid to a Company controlled by Harry Barr, an Officer and Director of the Company for management services during the period ended January 31, 2006. Mr. Barr currently receives a management fee of $8,508 per month.  Office rent in the amount of $30,011 was paid to a Company controlled by Harry Barr.   A total of $56,250 was paid to a Company controlled by Peter Dasler, an Officer of the Company for geological consulting services.  A total of $25,273 was paid to a Company controlled by Taryn Downing, an Officer of the Company for corporate secretarial services.  A total of $23,970 was paid to a Company controlled by Gord Steblin, an Officer of the Company for accounting services.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $18,000 has been accrued to directors and $4,500 is currently owing to directors.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

CanAlaska currently has optioned the Glitter Lake Quebec project to Pacific North West Capital Corp. (“Pacific”) in which Pacific is earning an interest in the project.  The Company ended January 31, 2006 with a strong cash position that will enable it to continue its own exploration efforts in Canada and New Zealand as it continues to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them. The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these for high grade uranium deposits.  This extensive land position puts the company in an excellent position to benefit from the current surge in uranium interest and the rising price of uranium.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this interim Management Discussion & Analysis. A copy of this interim Management Discussion & Analysis will be provided to anyone who requests it.